UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

320771108

(CUSIP Number)

Ben I. Adler, Esq.

Goldman, Sachs & Co.

One New York Plaza

New York, New York 10004

(212) 902-1000

With a copy to:

Christopher E. Austin, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5(a)
	8	SHARED VOTING POWER See Item 5(a)
	9	SOLE DISPOSITIVE POWER See Item 5(a)
	10	SHARED DISPOSITIVE POWER See Item 5(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON HC; CO

3

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON BD; PN; IA

4

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON OO

5

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

6

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

7

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

8

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

9

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

10

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

11

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

12

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Parthenon B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5(a)
14	TYPE OF REPORTING PERSON PN

13

CUSIP No. 320771108	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Parthenon A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5(a)
14	TYPE OF REPORTING PERSON PN

14

This Amendment No. 1 supplements and amends certain information in the Statement on Schedule 13D filed on December 31, 2007 (the “Initial Schedule 13D” and, together with this Amendment No. 1, this “Schedule 13D”) by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Parthenon A, L.P. (“GS Parthenon A”) and GS Parthenon B, L.P. (“GS Parthenon B” and, together with GS Parthenon A, the “Purchasers”) relating to shares of Common Stock, par value $.01 per share, of The First Marblehead Corporation. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Initial Schedule 13D.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended by replacing in its entirety Schedules I, II-A, II-B, II-C, II-D and II-E incorporated therein by reference with Schedules I, II-A, II-B, II-C, II-D and II-E hereto, respectively, which Schedules I, II-A, II-B, II-C, II-D and II-E are incorporated herein by reference.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by adding the following to the end of Item 3:

“On January 30, 2008, the Purchasers converted all of the Series A Preferred Stock into Common Stock (the “Series A Conversion”).

On August 18, 2008 (the “Subsequent Closing Date”), pursuant to the Investment Agreement, the Purchasers purchased 132,701 shares of Series B Preferred Stock, for an aggregate purchase price of $132,701,000.00 in cash. As a result of a decrease in the Issuer's stockholders' equity since the time of the initial investment by the Purchasers, and based on the Issuer's stockholders' equity as of June 30, 2008, the subsequent equity investment by the Purchasers was limited to $132,701,000.00. The funds used by the Purchasers to purchase such shares of Series B Preferred Stock were obtained from capital contributions made by their respective partners.”

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by adding the following to the end of the first paragraph:

“Subsequent to the filing of the Initial Schedule 13D, the commitment letter expired.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

“(a)      The following is based upon 98,885,597 shares of Common Stock outstanding as of June 30, 2008, as confirmed to the Reporting Person by the Issuer in connection with the Subsequent Closing.

15

As described in Item 6, the Purchasers have agreed not to convert and hold shares of Series B Preferred Stock if, after giving effect to any such conversion, the Purchasers and their affiliates would own more than 9.9% of the outstanding shares of Common Stock.

As of August 18, 2008, each of GS Group and Goldman Sachs may be deemed to beneficially own 9.9% of the outstanding Common Stock, consisting of (i) 84,356 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, (ii) 68,060 shares of Common Stock held in Managed Accounts, (iii) 5,320,284 shares of Common Stock acquired by the Purchasers in the Series A Conversion and (iv) such number of shares of Common Stock into which the Series B Preferred Stock directly held by the Purchasers may be converted as would represent, together with other shares beneficially owned by GS Group or any other affiliates of the Purchasers, 9.9% of the outstanding Common Stock. In addition, GS Group may be deemed to beneficially own 3,000 shares of Common Stock that it holds directly. Neither of GS Group nor Goldman Sachs has sole or shared voting power of shares of Common Stock held in Managed Accounts. Each of GS Group and Goldman Sachs disclaims beneficial ownership of shares of Common Stock held in Managed Accounts.

As of August 18, 2008, GSCP Advisors may be deemed to beneficially own 9.9% of the outstanding Common Stock, consisting of (i) 5,320,284 shares of Common Stock acquired by the Purchasers in the Series A Conversion and (ii) such number of shares of Common Stock into which the Series B Preferred Stock directly held by the Purchasers may be converted as would represent, together with other shares beneficially owned by GS Group or any other affiliates of the Purchasers, 9.9% of the outstanding Common Stock.

As of August 18, 2008, GS Parthenon A directly holds (i) 682,918 shares of Common Stock acquired by it in the Series A Conversion and (ii) 17,034 shares of Series B Preferred Stock acquired on the Subsequent Closing Date, which, subject to the limitation on conversions described herein, are convertible into 1,135,600 shares of Common Stock. GS Parthenon A may be deemed to beneficially own (a) 682,918 shares of Common Stock acquired by it in the Series A Conversion and (b) such number of shares of Common Stock into which the Series B Preferred Stock directly held by GS Parthenon A may be converted as would represent, together with other shares beneficially owned by GS Group or any other affiliates of the Purchasers, no more than 9.9% of the outstanding Common Stock.

As of August 18, 2008, GS Parthenon B directly holds (i) 4,637,366 shares of Common Stock acquired by it in the Series A Conversion and (ii) 115,667 shares of Series B Preferred Stock acquired on the Subsequent Closing Date, which, subject to the limitation on conversions described herein, are convertible into 7,711,133 shares of Common Stock. GS Parthenon B may be deemed to beneficially own (a) 4,637,366 shares of Common Stock acquired by it in the Series A Conversion and (b) such number of shares of Common Stock into which the Series B Preferred Stock directly held by GS Parthenon B may be converted as would represent, together with other shares beneficially owned by GS Group or any other affiliates of the Purchasers, no more than 9.9% of the outstanding Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner,

16

managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D and II-E to this Schedule 13D may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b)       Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)        Except as set forth in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D and II-E hereto, during the sixty day period from June 19, 2008 through August 18, 2008.

(d)       Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by adding the following to the end of the description of the Investment Agreement contained therein:

“On January 30, 2008, the Purchasers and the Issuer entered into Amendment No. 1 (“Amendment No. 1”) to the Investment Agreement. Amendment No. 1 modified GS Parthenon A’s right to designate a representative to the Issuer’s Board of Directors by conditioning the right on the Purchasers collectively holding at least 4.5% of the Issuer’s outstanding Common Stock.

On August 18, 2008, the Purchasers and the Issuer entered into Amendment No. 2 (“Amendment No. 2”) to the Investment Agreement. Amendment No. 2 modified GS Parthenon A’s right to designate a representative to the Issuer’s Board of Directors by conditioning the right on the Purchasers collectively holding (i) at least 100 shares of the Issuer’s Common Stock and (ii) other securities, certificates or instruments issued by the Issuer or any of its subsidiaries (or any securitization trust sponsored, structured or administered by the Issuer or any of its subsidiaries) having an aggregate face value or purchase price of at least $25 million.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included,

17

or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.”

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended by adding the following exhibits:

“Exhibit 18: Amendment No. 1 to Investment Agreement, dated January 30, 2008, by and among GS Parthenon A, L.P., GS Parthenon B, L.P. and The First Marblehead Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The First Marblehead Corporation on February 4, 2008).”

“Exhibit 19: Amendment No. 2 to Investment Agreement, dated August 18, 2008, by and among GS Parthenon A, L.P., GS Parthenon B, L.P. and The First Marblehead Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The First Marblehead Corporation on August 18, 2008).”

18

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2008

THE GOLDMAN SACHS GROUP, INC.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS PARTHENON B, L.P.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

GS PARTHENON A, L.P.

By:   /s/ Yvette Kosic

Name: Yvette Kosic

Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below. The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004. Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
Jon Winkelried	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Senior Advisor to Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
Rajat K. Gupta	Senior Partner Emeritus of McKinsey & Company
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Edward M. Liddy	Partner of Clayton, Dubilier & Rice, Inc. and Former Chairman and Chief Executive Officer of The Allstate Corporation
Ruth J. Simmons	President of Brown University
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Oliver Thym is a citizen of Germany; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.
Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International
Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.
Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P., are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Oliver Thym is a citizen of Germany; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.
Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International
Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.
Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie M. Hui, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Oliver Thym is a citizen of Germany; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Stephanie M. Hui is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director and Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.
Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International
Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.
Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for each of Sanjay H. Patel and Simon B. Cresswell, each of whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except for Sarah E. Smith, who is a citizen of the United Kingdom, and Simon B. Cresswell, who is a citizen of Australia.

Name	Position	Present Principal Occupation
Richard A. Friedman	Managing Director	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director	Managing Director of Goldman, Sachs & Co.
Esta E. Stecher	Managing Director	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs & Co.
Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Managing Director	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director	Managing Director of Goldman Sachs International
Simon B. Cresswell	Managing Director	Vice President of Goldman Sachs International

SCHEDULE II-E

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P. and GS Capital Partners VI GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Muneer A. Satter and Byron D. Trott is 71 South Wacker Drive, Chicago, IL 60606. The business address of Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.
Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.
Sarah E. Smith	Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla	Managing Director of Goldman, Sachs International
Hughes B. Lepic	Managing Director of Goldman, Sachs International
Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director of Goldman, Sachs International
Byron D. Trott	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.